

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2010

Jeffrey H. Cooper
Senior Vice President, Chief Financial Officer
BioMarin Pharmaceutical Inc.
105 Digital Drive
Novato, CA 94949

Re: **BioMarin Pharmaceutical Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2009
       Filed February 26, 2010
       Proxy Statement on Schedule 14A
       Filed March 26, 2010
       File Number: 000-26727

Dear Mr. Cooper:

     We have completed our review of your filings and do not have any further comments at this time.

                  Sincerely,

                  Melissa Rocha
                  Accounting Branch Chief